SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 22, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports changes in the Board of Directors

PARTNER COMMUNICATIONS REPORTS CHANGES IN THE BOARD OF DIRECTORS

Rosh Ha’ayin, Israel, February 22, 2016 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports the following recent changes in the Company's Board of Directors:

1.
The Company's Board of Directors approved on February 18, 2016 the appointment of Mr. Barak Pridor as a member to the Company's Board of Directors. Mr. Pridor was nominated by S.B. Israel Telecom Ltd. ("S.B. Israel"), the Company's principal shareholder. In accordance with the Company's Articles of Association and applicable law, Mr. Pridor shall serve in office until the coming Annual General Meeting of shareholders.

Mr. Pridor served as the CEO of "Clearforest" since 2000 until 2011 and as a Senior Vice President of "Thomson Reuters" since 2007. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A from INSEAD, Business School.

Mr. Pridor has a deep understanding of companies in the telecommunication and technology fields, being a professional investor in technology firms and having a vast operative and executive experience in this field.

2.
The Company received a notice from Mr. Sumeet Jaisinghani, who served as a director in the Company on behalf of S.B. Israel, with respect to his resignation from the Company's Board of Directors, effective February 17, 2016. Mr. Jaisinghani's resignation is not related to circumstances that require to be brought to the attention of the Company's securities holders.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the "Partner" and "012 Smile" brands. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: February 22, 2016